UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

                          SCHEDULE 13D
                         (Rule 13d-101)
            Under the Securities Exchange Act of 1934

     INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
     TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT
                        TO RULE 13d-2(a)
                      (Amendment No.  7  )*
                                    -----


                    RAINING DATA CORPORATION
              (f/k/a Omnis Technology Corporation)
               -----------------------------------
                        (Name of Issuer)

                  Common Stock, $.10 par value
                  ----------------------------
                 (Title of Class of Securities)


                            096434105
                            ---------
                         (CUSIP Number)



                         Mark D. Whatley

        Howard, Rice, Nemerovski, Canady, Falk & Rabkin,
                   A Professional Corporation
               Three Embarcadero Center, Suite 700
                    San Francisco, CA  94111
                         (415) 434-1600
                         --------------
          (Name, Address and Telephone Number of Person
        Authorized to Receive Notices and Communications)

                         August 25, 2001
                         ---------------
                  (Date of Event which Requires
                    Filing of this Statement)


    If the filing person has previously filed a statement on
Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of this schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

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CUSIP No. 096434105          SCHEDULE 13D                     Page 2 of 14


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 096434105          SCHEDULE 13D                     Page 3 of 14


 1    Name of Reporting Person              ASTORIA CAPITAL PARTNERS, L.P.

      IRS Identification No. of Above Person                    94-3160631

 2    Check the Appropriate Box if a Member of a Group             (a) [ ]

                                                                   (b) [ ]
 3    SEC USE ONLY

 4    Source of Funds

 5    Check Box if Disclosure of Legal Proceedings is
      Required Pursuant to Items 2(d) or 2(e)                          [ ]

 6    Citizenship or Place of Organization                      California

                7    Sole Voting Power                     	-9,872,074-
   NUMBER OF
    SHARES	8    Shared Voting Power                                -0-
  BENEFICIALLY
 OWNED BY EACH	9    Sole Dispositive Power                	-9,872,074-
   REPORTING
  PERSON WITH	10    Shared Dispositive Power                          -0-

 11    Aggregate Amount Beneficially Owned by Reporting         -9,872,074-
       Person

 12    Check Box if the Aggregate Amount in Row 11                     [ ]
       Excludes Certain Shares

 13    Percent of Class Represented by Amount in Row 11              54.5%

 14    Type of Reporting Person                                         PN

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CUSIP No. 096434105          SCHEDULE 13D                     Page 4 of 14


 1    Names of Reporting Persons          ASTORIA CAPITAL MANAGEMENT, INC.

      IRS Identification Nos. of Above Persons                  94-3143169

 2    Check the Appropriate Box if a Member of a Group             (a) [ ]

                                                                   (b) [ ]
 3    SEC USE ONLY

 4    Source of Funds

 5    Check Box if Disclosure of Legal Proceedings is
      Required Pursuant to Items 2(d) or 2(e)                          [ ]

 6    Citizenship or Place of Organization                      California

                7    Sole Voting Power                         -9,936,674-
   NUMBER OF
     SHARES	8    Shared Voting Power                               -0-
  BENEFICIALLY
 OWNED BY EACH	9    Sole Dispositive Power                    -9,936,674-
   REPORTING
  PERSON WITH  10    Shared Dispositive Power                          -0-

 11    Aggregate Amount Beneficially Owned by Reporting        -9,936,674-
       Person

 12    Check Box if the Aggregate Amount in Row 11                     [ ]
       Excludes Certain Shares

 13    Percent of Class Represented by Amount in Row 11              54.8%

 14    Type of Reporting Person                                     CO, IA

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CUSIP No. 096434105          SCHEDULE 13D                     Page 5 of 14


 1    Names of Reporting Persons                            RICHARD W. KOE

      IRS Identification Nos. of Above Persons

 2    Check the Appropriate Box if a Member of a Group             (a) [ ]

                                                                   (b) [ ]
 3    SEC USE ONLY

 4    Source of Funds

 5    Check Box if Disclosure of Legal Proceedings is
      Required Pursuant to Items 2(d) or 2(e)                          [ ]

 6    Citizenship or Place of Organization                   United States

   NUMBER OF	7    Sole Voting Power                         -9,936,674-
     SHARES
  BENEFICIALLY	8    Shared Voting Power                               -0-
 OWNED BY EACH
   REPORTING	9    Sole Dispositive Power                    -9,936,674-
  PERSON WITH
               10    Shared Dispositive Power                          -0-

 11    Aggregate Amount Beneficially Owned by Reporting        -9,936,674-
       Person

 12    Check Box if the Aggregate Amount in Row 11                     [ ]
       Excludes Certain Shares

 13    Percent of Class Represented by Amount in Row 11              54.8%

 14    Type of Reporting Person                                     IN, HC

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CUSIP No. 096434105          SCHEDULE 13D                     Page 6 of 14

Item 1.     Security and Issuer

        This Schedule 13D ("Schedule") relates to shares of common stock, with par value $.10 (the "Common Stock"), of Raining Data Corporation, formerly known as Omnis Technology Corporation (the "Issuer"). The principal executive office of the Issuer is 17500 Cartwright Rd., Irvine, CA 92614-5846.

Item 2.     Identity and Background

        This Schedule is filed on behalf of Astoria Capital Partners, L.P. ("Astoria "), Astoria Capital Management, Inc. ("ACM") and Richard W. Koe ("Koe") each of whose principal business office address is 6600 SW 92nd Avenue, Suite 370, Portland, OR 97223.

        Astoria is an investment limited partnership, whose general partners are ACM and Koe. ACM is an investment advisor registered as such with the SEC. Koe is ACM's president and sole shareholder.

        None of Astoria, ACM or Koe has, during the past five years, been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

        None of Astoria, ACM or Koe has, during the past five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which any of them became or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

        Astoria is a California limited partnership, ACM is a California corporation and Koe is a United States citizen.

Item 3.     Source and Amount of Funds or Other Consideration

        This amendment is being filed to report a change in the information disclosed under Item 4 and not to report any purchases of Common Stock by the reporting persons.

Item 4.     Purpose of Transaction.

        The reporting persons hold the Issuer's Common Stock for investment purposes. Depending upon market conditions and other factors, one or more of the reporting persons may acquire additional securities of the Issuer or may dispose of some or all of the securities of the Issuer beneficially owned by him or it.

        On August 27, 2001, Koe, on behalf of ACM and Astoria, attended a meeting of the Board of Directors of the Issuer to advocate that (i) Carlton H. Baab, an employee of ACM, be

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CUSIP No. 096434105          SCHEDULE 13D                     Page 7 of 14

appointed President and Chief Executive Officer of the Issuer, replacing the Issuer's Interim CEO, Bryce Burns and the Issuer's current President, Richard Lauer, (ii) Geoffrey P. Wagner ("Wagner"), a director of the Issuer, become the Chairman of the Issuer's Board, and that other changes be made in management. Wagner is the general partner of Rockport Group, L.P. ("Rockport"), which is the general partner of RCJ Capital Partners, L.P. ("RCJ"), a private investment limited partnership. Wagner, Rockport, and RCJ collectively beneficially own approximately 14.4% of the Issuer's outstanding stock and have reported their beneficial ownership of the Issuer's securities on
Schedule 13D. At the August 27, meeting, the Issuer's Board took the actions referred to above and, among other things, appointed Mr. Baab President and CEO and Mr. Wagner Chairman of the Board. The actions were announced in a press release on August 28, 2001.

        Beginning Saturday, August 25, 2001, Koe and Wagner met regarding the potential advantages of the changes in the Issuer's management that were effected at the Board meeting. Wagner agreed to accept the position of Chairman of the Board if appointed and to advocate the actions referred to above.

        The reporting persons expect to have open communication with the Issuer's management in order to monitor management's efforts to increase value for the stockholders of the Issuer. Some of this communication will be through Carlton H. Baab, the Issuer's new President and CEO. Mr. Baab will take a paid leave
of absence from his duties as an employee of ACM.   ACM continues
to conduct analyses of the Issuer's business and may make suggestions to the Issuer's management and/or Board of Directors regarding strategies for enhancing shareholder value.

	Except as described above, the reporting persons do not currently have any plans or proposals that relate to or would result in any of the following:

	(a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

	(b) An extraordinary corporate transaction, such as a merger, reorganization, or liquidation, involving the Issuer or any of its subsidiaries;

	(c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

	(d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

	(e) Any material change in the present capitalization or dividend policy of the Issuer;


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CUSIP No. 096434105          SCHEDULE 13D                     Page 8 of 14

	(f) Any other material change in the Issuer's business or corporate structure;

	(g) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

	(h) Causing a class of securities to the Issuer to be delisted from a national securities exchange or cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; or

	(i) Any action similar to those enumerated above.


Item 5.     Interest in Securities of the Issuer

(a) Astoria beneficially owns 7,785,478 shares of Common Stock and 300,000 Shares of Series A Convertible Preferred Stock that are convertible at the option of the holder into 500,100 shares of Common Stock. Astoria also holds warrants giving it the right to acquire 1,586,496 shares of Common Stock. Assuming the conversion of the Preferred Stock and the exercise of the warrants, the percentage of Common Stock beneficially owned by Astoria is 54.5%.

            In addition to the securities beneficially owned through Astoria, ACM and Koe beneficially own 62,100 shares of Common Stock through an investment fund managed by ACM. The percentage of Common Stock beneficially owned by each of ACM and Koe is 54.8%.

(b) Reference is made hereby to Items 7 to 10 of pages 2, 3 and 4 of this Schedule, which Items are incorporated herein by reference.

(c) None of the reporting persons have made any transactions in securities of the Issuer in the past
            60 days.

(d) The amount of Common Stock reported in this Schedule as beneficially owned by ACM and Koe includes 62,100 shares owned by an investment fund (other than Astoria) managed by ACM. This investment fund has the right to receive dividends paid on such Common Stock.

(e)         Not applicable.


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CUSIP No. 096434105          SCHEDULE 13D                     Page 9 of 14

Item 6.     Contracts, Arrangements, Understandings or
            Relationships with Respect to
            Securities of the   Issuer

        As a general partner of Astoria and as president and sole shareholder of Astoria's other general partner, Koe has effective investment and voting control over the Common Stock
Held by Astoria.  See Items 2 and 4 above.

        As disclosed in Item 4, Koe and Wagner met and reached an understanding regarding a proposal to the Issuer's Board of Directors regarding changes to the Issuer's management, including the appointment of Wagner as Chairman of the Board and an employee (now on leave of absence, but with pay, from ACM) as President and CEO. As a director, Wagner supported the proposal. No votes of shareholders were proposed or held. ACM/Astoria and RCJ/Rockport operate from the same business address and Koe and Wagner may from time to time consult with one another with respect to their respective investments in the Issuer and may share information relating to the Issuer with one another.

        Astoria and the Issuer are parties to a Stock Purchase Agreement dated March 31, 1999 pursuant to which Astoria purchased 2,543,344 shares of Common Stock and 300,000 shares of Preferred Stock. The Stock Purchase Agreement provides that the Issuer shall, on a continuous basis, register the Common Stock purchased pursuant to that agreement, as well as the Common Stock issuable upon conversion of the Preferred Stock, for resale under the Securities Act of 1933, as amended, and the securities laws of such states as the parties may reasonably agree upon.

        Astoria and the Issuer are parties to a Common Stock Purchase Agreement dated March 31, 1999 pursuant to which Astoria purchased 1,000,000 shares of Common Stock. The Common Stock Purchase Agreement provides that the Issuer shall, on a continuous basis, register the Common Stock purchased pursuant to that agreement for resale under the Securities Act of 1933, as amended, and the securities laws of such states as the parties may reasonably agree upon.

        Pursuant to the terms of the Agreement and Plan of Merger between PickAx, Inc. and the Issuer in connection with a merger of PickAx, Inc. into a subsidiary of the Issuer (the "Merger"), Astoria is entitled to receive a warrant to purchase 1,086,496 shares of Common Stock in exchange for warrants to purchase common stock of PickAx, Inc. Pursuant to the terms of the Merger, if certain performance targets relating to the Issuer's business are achieved in the twelve month period following the Merger, Astoria may receive up to 70,391 additional shares of Common Stock and the warrant may be exercisable for up to 120,722 additional shares of Common Stock.


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CUSIP No. 096434105          SCHEDULE 13D                    Page 10 of 14

        Astoria is a party to a Registration Rights Agreement with the Issuer and certain other parties dated November 29, 2000. The Registration Rights Agreement grants Astoria and other holders of the Issuer's securities certain rights to have those shares of the Issuer's Common Stock acquired through the Merger (or through the exercise of warrants issued in exchange for warrants of PickAx, Inc.) registered under the Securities Act of 1933.

        Astoria and the Issuer are parties to a Note and Warrant Purchase Agreement dated as of November 30, 2000. Pursuant to this agreement Astoria acquired a warrant to purchase 500,000 shares of Common Stock at an exercise price of $7.00 per share. The terms of the warrant grant certain registration rights to Astoria with respect to the Common Stock acquired through the exercise of the warrant. Astoria also received a secured promissory note in the amount of $18,525,416.67 bearing interest at the rate of 8% per annum.

        Astoria and the Issuer are parties to a Credit Facility Agreement, dated December 21, 1999, pursuant to which the Issuer granted Astoria a promissory note in the amount of $3,000,000 and a warrant which gave Astoria the right to convert the amount outstanding under the note into Common Stock in the event of a qualified offering. In connection with the Merger, the Credit Facility Agreement and warrant were amended such that the Merger would entitle Astoria to exercise the warrant at the closing of the Merger. On November 30, 2000, and Astoria acquired 645,467 shares of Common Stock through the exercise of the warrant. The terms of the warrant grant certain registration rights to Astoria with respect to the Common Stock acquired through the exercise of the warrant.

        Astoria and the Issuer are parties to a Common Stock Purchase Agreement - PickAx Note and a Common Stock Purchase Agreement - Cash Purchase, each dated as of December 4, 2000, pursuant to which Astoria acquired 1,978,245 shares of Common Stock. In connection with these purchases, Astoria, the Issuer and other purchasers of Common Stock entered into a Registration
Rights Agreement dated as of December 4, 2000.   The Registration
Rights Agreement grants Astoria and other purchasers of the Issuer's securities certain rights to have those shares of Common Stock purchased from the Issuer on December 4, 2000 registered under the Securities Act of 1933.

        Except as disclosed in this Schedule 13D, there currently are no contracts, arrangements, understandings or relationships
(legal or otherwise) among the reporting persons or between the reporting persons and other persons with respect to any securities of the Issuer.


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CUSIP No. 096434105          SCHEDULE 13D                    Page 11 of 14

Item 7.     Material to be Filed as Exhibits

No.  Exhibit
--   -------

1.   Agreement Regarding Joint Filing of Statement on Schedule
     13D or 13G.

2. Stock Purchase Agreement dated as March 31, 1999 by and between the Issuer and Astoria Capital Partners, L.P.
     (included as Exhibit 10.1 to the Issuer's Form 8-K filed with the Commission on April 5, 1999 and incorporated herein by reference)

3. Common Stock Purchase Agreement dated as of March 31, 1999 by and between the Issuer and Astoria Capital Partners, L.P. (included as Exhibit 10.2 to the Issuer's Form 8-K filed with the Commission on April 5, 1999 and incorporated herein by reference)

4. Agreement and Plan of Merger dated as of August 23, 2000 by and among the Issuer, PickAX, Inc., Gilbert Figueroa, and Raining Merger Sub, Inc. (included as Exhibit 10.1 to the Issuer's Form 10-QSB filed with the Commission on November 6, 2000 and incorporated herein by reference)

5. Registration Rights Agreement dated as of November 30, 2000 by and among the Issuer, Astoria and certain other holders of the Issuer's securities (included as Exhibit 4.5 to the Issuer's Form 8-K/A filed with the Commission on June 21, 2001 and incorporated herein by reference)

6. Note and Warrant Purchase Agreement dated as of November 30, 2000 by and between the Issuer and Astoria (included as Exhibit 4.2 to the Issuer's Form 10-QSB filed with the Commission on February 14, 2001 and incorporated herein by reference)

7. Secured Promissory Note dated November 30, 2000 issued by the Issuer to Astoria (included as Exhibit 4.3 to Issuer's
     Form 10-QSB filed with the Commission on February 14, 2001 and incorporated herein by reference)

8. Common Stock Purchase Warrant dated November 30, 2000 issued by the Issuer to Astoria (included as Exhibit 4.4 to the Issuer's Form 10-QSB filed with the Commission on February
     14, 2001 and incorporated herein by reference)

9. Credit Facility Agreement dated as of December 21, 1999 between the Issuer and Astoria (included as Exhibit 10.3 to the Issuer's Form 10-QSB filed with the Commission on February 14, 2000)


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CUSIP No. 096434105          SCHEDULE 13D                    Page 12 of 14

10. Form of Promissory Note dated as of December 21, 1999 issued by the Issuer to Astoria (included as Exhibit 10.4 to the Issuer's Form 10-QSB filed with the Commission on February 14, 2000)

11 Non-Transferable Warrant dated as of December 21, 1999 issued by the Issuer to Astoria (included as Exhibit 10.5 to the Issuer's Form 10-QSB filed with the Commission on February 14, 2000)

12. Second Amendment to Credit Facility Agreement, Promissory Note and Non-Transferable Warrant dated August 31, 2000 between the Issuer and Astoria (included as Exhibit 4.5 to the Issuer's Form 10-QSB filed with the Commission on February 14, 2001 and incorporated herein by reference)

13. Common Stock Purchase Agreement - Cash Purchase dated as of December 4, 2000 between the Issuer and Astoria, (included as Exhibit 4.1 to the Issuer's Form 8-K/A filed with the Commission on June 21, 2001 and incorporated herein by reference)

14. Common Stock Purchase Agreement - PickAx Note dated as of December 4, 2000 between the Issuer and Astoria, dated as of December 4, 2000 (included as Exhibit 4.2 to the Issuer's Form 8-K/A filed with the Commission on June 21, 2001 and incorporated herein by reference)

15. Registration Rights Agreement dated as of December 4, 2000 by and among the Issuer, Astoria, Harrison H. Augur, Keogh MP and Robert D. van Roijen (included as Exhibit 4.5 to the Issuer's Form 8-K/A filed with the Commission on June 21, 2001 and incorporated herein by reference)


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CUSIP No. 096434105          SCHEDULE 13D                    Page 13 of 14


                           Signatures

    After reasonable inquiry and to the best of each of the undersigned's respective knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

DATED August 31, 2001

                                   ASTORIA CAPITAL PARTNERS, L.P.
                                   By its general partner ACM


                                   /s/ Richard W. Koe
                                   ------------------
                                   By: Richard W. Koe
                                   Its: President of General Partner


                                   ASTORIA CAPITAL MANAGEMENT, INC.


                                   /s/ Richard W. Koe
                                   ------------------
                                   By: Richard W. Koe
                                   Its: President


				   RICHARD W. KOE


                                   /s/ Richard W. Koe
                                   ------------------

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CUSIP No. 096434105          SCHEDULE 13D                    Page 14 of 14

                             Exhibit 1


     Agreement Regarding Joint Filing of Statement on Schedule
                            13D or 13G


        The undersigned agree to file jointly with the Securities and Exchange Commission (the "SEC") any and all statements on Schedule 13D or Schedule 13G (and any amendments or supplements thereto) required under section
13(d) of the Securities Exchange Act of 1934, as amended, in connection with purchases by the undersigned of the common stock of Raining Data Corporation, f/k/a Omnis
Technology Corporation. For that purpose, the undersigned hereby constitute and appoint Richard W. Koe as their true and lawful agent and attorney-in-fact, with full power and authority for and on behalf of the undersigned to prepare or cause to be prepared, sign, file with the SEC and furnish to any other person all certificates, instruments, agreements and documents necessary to comply with section
13(d) and section 16(a) of the Securities Exchange Act of 1934, as amended, in connection with said purchases, and to do and perform every act necessary and proper to be done incident to the exercise of the foregoing power, as fully as the undersigned might or could do if personally present.

DATED:  August 31, 2001

                                   ASTORIA CAPITAL PARTNERS, L.P.
                                   By its general partner ACM

                                   /s/ Richard W. Koe
                                   ------------------
                                   By: Richard W. Koe
                                   Its: President of General Partner


                                   ASTORIA CAPITAL MANAGEMENT, INC.

                                   /s/ Richard W. Koe
				   ------------------
                                   By: Richard W. Koe
                                   Its: President


				   RICHARD W. KOE

                                   /s/ Richard W. Koe
                                   ------------------